EXHIBIT 5

April 29, 2009

Board of Directors
National Penn Bancshares, Inc.
Philadelphia and Reading Avenues
Boyertown, PA  19512

Re:	National Penn Bancshares, Inc. Capital Accumulation Plan

Ladies and Gentlemen:

You have asked me to provide you with my opinion as to whether the common shares, without par value, of National Penn Bancshares, Inc. (the “Company”) which may be issued from time to time pursuant to the National Penn Bancshares, Inc. Capital Accumulation Plan, as amended (the “Plan”), when and if such shares are issued pursuant to the Plan, will be duly and validly issued, fully paid and non-assessable.

In connection with this matter, I, as securities counsel to the Company, have reviewed the Business Corporation Law of the Commonwealth of Pennsylvania, the Company’s Articles of Incorporation, the Company’s Bylaws, the Plan document, including all amendments thereto, and such other documents and authority as I have deemed necessary under the circumstances to render the opinion hereinafter set forth.

Based upon such review, it is my opinion that the common shares of the Company issuable under the Plan, when and as issued in accordance with the provisions of the Plan document, will, when so issued, be duly and validly issued, fully paid and non-assessable.

I hereby consent to the use of my name in Item 5 of Part II of the Registration Statement, and to the filing of this opinion as an exhibit to the Registration Statement which the Company is filing in connection with the registration of 2,000,000 common shares of the Company issuable under the Plan.

Very truly yours, /s/ H. Anderson Ellsworth H. Anderson Ellsworth, Esquire Executive Vice President and Securities Law Compliance Director Telephone 610-369-6451 Fax 610-369-6349